NATIONWIDE LIFE INSURANCE COMPANY

[ONE NATIONWIDE PLAZA

COLUMBUS, OHIO 43215]

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT OPTION

GUARANTEED MINIMUM DEATH BENEFIT (“GMDB”) OPTION

General Information Regarding this Option

This option is made part of the Contract to which it is attached and is effective on the Option Issue Date stated in the Option Specifications Page. This option is only available at the time of application.

To the extent any provisions contained in this option are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this option will control the Contract accordingly. Terms not defined in this option have the meaning given to them in the Contract.

On the Option Issue Date, the Contract Owner must be no older than the Maximum Contract Owner Age shown on the Option Specifications Page. If applicable, the Joint Owner must be no older than the Maximum Joint Contract Owner Age shown on the Options Specifications Page. If there is a Non-Natural Contract Owner, Annuitant and co-Annuitant ages must be no older than the Maximum Contract Owner Age or Maximum Joint Owner Age, if applicable, as shown on the Options Specifications Page. The benefits described in this option will cease upon termination of the Contract or Annuitization, as more fully described below.

The value of the Death Benefit described in this option cannot be Surrendered, in full or in part, until after the death of the Contract Owner.

This option is irrevocable. However, because the purpose of this option is to provide a guaranteed minimum death benefit to the Beneficiary, the option will terminate upon assignment or a change in ownership of the Contract unless the new assignee or Contract Owner meets the qualifications specified in item 3 of the “Termination” section of this option.

Nationwide may restrict the availability of this option in conjunction with other options that may be offered under the Contract. Other options that are not available for election in conjunction with this option are identified in the application.

Reports

Before Annuitization, the annual report provided for in the Contract will include the value of this guaranteed minimum death benefit option on the latest Contract Anniversary.

Additional Charge

When this option is elected, Nationwide deducts an additional charge, the Option Charge. The Option Charge is shown on the Option Specifications Page and is assessed as an annual rate of the daily net asset value of the Variable Account. This charge will cease upon Annuitization or if the Contract is terminated and will not increase as long as the Contract remains in-force.

Death Benefit

The dollar amount of the Death Benefit is equal to the greatest of:

(1)	the Contract Value;

(2)	total Purchase Payments made to the Contract reduced by any Surrender in the proportion that such Surrender reduced the Contract Value on the date of Surrender; or

ICC21-VARR-0135AO	1	(Compact – Standard) (2/2022)

(3)

the greatest Contract Anniversary value before the earlier of either the deceased Contract Owner or deceased Joint Owner, if applicable, reaching the attained the Maximum Highest Anniversary Value Death Benefit Age set forth on the Options Specifications Page. In cases with a Joint Owner the Death Benefit is only paid at the first death. With a non-natural owned contract, Contract Owner and Joint Owner (if applicable) are replaced with Annuitant and co-Annuitant, respectfully. The Contract Anniversary value is equal to the Contract Value on a Contract Anniversary plus any Purchase Payments since that Contract Anniversary and reduced by any Surrenders since that Contract Anniversary in the same proportion that each such Surrender reduced the Contract Value on the date of Surrender.

The Death Benefit described herein is adjusted in cases where a Contract has cumulative Purchase Payments that are more than the Maximum Purchase Payments for Death Benefit Adjustment shown on the Contract Specifications Page. The adjustment is calculated using the following formula:

A x F + B x (1 - F)

Where:

A =

The greatest of: (1) The Contract Value; (2) total Purchase Payments made to the Contract reduced by any Surrender in the proportion that such Surrender reduced the Contract Value on the date of Surrender; or (3) the greatest Contract Anniversary value before the earlier of either the deceased Contract Owner or deceased Joint Owner, if applicable, reaching the attained the Maximum Highest Anniversary Value Death Benefit Age set forth on the Options Specifications Page. In cases with a Joint Owner the Death Benefit is only paid at the first death. With a non-natural owned contract, Contract Owner and Joint Owner (if applicable) are replaced with Annuitant and co-Annuitant, respectfully. The Contract Anniversary value is equal to the Contract Value on a Contract Anniversary plus any Purchase Payments since that Contract Anniversary and reduced by any Surrenders since that Contract Anniversary in the same proportion that each such Surrender reduced the Contract Value on the date of Surrender.

B =	The Contract Value

F =	The ratio of the Maximum Purchase Payments for Death Benefit Adjustment shown on the Contract Specifications Page to sum of all Purchase Payments.

Termination

This	option ends upon the earliest of:

(1)	a full Surrender of the Contract,

(2)	Annuitization of the Contract;

(3)	if the Contract Owner is changed or the Contract is assigned, this option will terminate, except in the following circumstances:

(a)

the new Contract Owner or assignee assumes full ownership of the Contract and is essentially the same person (e.g. an individual ownership changed to a personal revocable trust, a change to the Contract Owner’s spouse during the Contract Owner’s lifetime, a change to a court appointed guardian representing the Contract Owner during the Contract Owner’s lifetime, etc.);

(b)	ownership of an IRA or Roth IRA is being changed from one custodian to another, from the Contract Owner to a custodian, or from a custodian to the Contract Owner;

(c)

the assignment is for the purpose of effectuating a 1035 exchange of the Contract (i.e. the option may continue during the temporary assignment period and not terminate until the Contract is actually surrendered);

(d)	a Contract with this option is continued by a surviving spouse of a deceased Contract Owner;

ICC21-VARR-0135AO	2	(Compact – Standard) (2/2022)

(4)	the Contract Value being reduced to zero; or

(5)	upon payment of death benefit

If this option terminates for any reason, the additional charge will also terminate.

Executed for Nationwide by:

Secretary	President

ICC21-VARR-0135AO	3	(Compact – Standard) (2/2022)

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT OPTION

OPTION SPECIFICATIONS PAGE

Option Issue Date:	[XX/XX/XXXX	]
Option Charge:	[0.20	]%
Maximum Contract Owner Age:	[75	]
Maximum Joint Contract Owner Age:	[75	]
Maximum Highest Anniversary Value Death Benefit Age:	[80	]

ICC21-VARR-0135AO	4	(Compact – Standard) (2/2022)